UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
mIQroTech, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Pennsylvania

    Date of organization
    March 3, 2016

Physical address of issuer
660 Toftrees Ave., Condo #308, State College, PA 16803

Website of issuer
www.miqrotech.com

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$883.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$2,790.00	$883.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

4/30/2018

FORM C-AR

mIQroTech, Inc.

 This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by mIQroTech, Inc., a Pennsylvania Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.miqrotech.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/30/2018.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

 Forward Looking Statement Disclosure

 This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan,"

"intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

mIQroTech, Inc. (the "Company") is a Pennsylvania Corporation, formed on March 3, 2016. The Company was formerly known as SystemLabz, LLC mIQroTech, LLC.

The Company is located at 660 Toftrees Ave., Condo #308, State College, PA 16803.

The Company's website is www.miqrotech.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Creating internet of things devices paired with artificial intelligence modules, mIQroTech preforms predictive analysis in specialized industries. We charge a monthly or yearly subscription fee for our services.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Pennsylvania on May 4, 2016. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our services is competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Many of our competitors have significantly greater financial resources than we have and marketing approved products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We rely on other companies to provide components and services for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required

6

specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors. Some of our hardware, software, and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a

product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners,]and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues, and competitive position.

The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by using third-party cloud services, encrypting transmitted data, encrypting stored data, and using third-party protection services. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Meade Lewis and Justin Stewart who are Founder and Chief Executive Officer - 04 May, 2016 to present and Co-Founder and Chief Operating Officer - 10 June, 2017 to present of the Company. The Company has or intends to enter into employment agreements with Meade Lewis and Justin Stewart although there can be no assurance that it will do so or that they will continue to be employed by the Company for a

particular period of time. The loss of Meade Lewis and Justin Stewart or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We depend on a few major customers for a substantial portion of our net sales.
For example, during fiscal year ending 2017, EQT Corporation will account for the vast majority percent of our net sales. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a relatively small number of customers. Consequently, a significant loss of business from, or adverse performance by, our major customers, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

Most of our significant long-term customer contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, however we typically bear the risk of component price increases that occur between any such re-pricings or, if such re-pricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins.

We rely on various intellectual property rights, including licenses in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Meade Lewis and Justin Stewart in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Meade Lewis and Justin Stewart die or become disabled, the Company will not receive any

compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S..
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such

licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Verizon Wireless and Nimbelink, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and newly designed products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy and internet usage may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business
Creating internet of things devices paired with artificial intelligence modules, mIQroTech preforms predictive analysis in specialized industries. We charge a monthly or yearly subscription fee for our services.

Business Plan
The Company is committed to creating a safer, greener oil and gas industry through its innovative hardware, software, artificial intelligence, and services. The Company's business strategy leverages its ability to design and develop its own source code, hardware, application software, and artificial intelligence systems to provide its solutions with innovative design, superior ease-of-use, and seamless integration. As part of its strategy, the Company continues to expand its platform for the technological development of the industry. Using competitive pricing and by proving our technology set, customers will be empowered to assess pipeline risks faster, more accurately, and through more variables than before. Our predictive analysis systems provided by our artificial intelligence will constantly be running risk assessment while our immediate threat response systems will alert stakeholders when an immediate hazard is detected. We plan to further extend our capabilities with a variety of technology sets to better provide oil and gas companies the ability to minimize spills, leaks, and safety hazards.

History of the Business
The Company's Products and/or Services

Product / Service	Description	Current Market
mIQroAware Mk0	Internet of Things (IoT) devices use a sensor array to measure important variables to pipeline longevity. This data is sent to a database where it is then analyzed by	Midstream (transportation), oil and natural gas firms who have at-risk transportation pipeline.

	artificial intelligence modules to assess risks.	

We are constantly researching and developing new variables, data transmission methods, and assessment protocol to add to our products. We are hoping to expand our offerings by completing the mIQroAware Mk1 by the late 2018. In addition, we are hoping to begin design of the mIQroAware Mk2, to complete that solution set, by the mid 2019. Finally, we have plans to begin concept design on systems for the upstream (production) gas market and offshore market. We have no new products in development.

We offer our solutions via our online website, www.miqrotech.com, where customers both order their devices and, in turn, create their accounts for the user interface.

Competition
The Company's primary competitors are PSI Oil and Gas, OptaSense, Orbcomm.

We face competition in pipeline monitoring from a few well-established companies who have monitoring products of their own. Our competitors have greater financial, marketing, and other resources than we do. Our success depends on the accuracy of our data acquisition, the price of our systems, and our artificial intelligence and risk assessment systems as a whole. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to add business value and improve performance; competitive pricing; and level of presence in key emerging markets.

Supply Chain and Customer Base
Most components essential to production are generally available from multiple sources, a number of components are currently obtained from limited sources. The prices fluctuate from supplier to supplier and fluctuate based on amount of data used, stored, transmitted, and accessed. Decreases in supply prices may or may not be passed to the customer.

Our revenues are derived primarily from companies who conduct business in the midstream (transportation) oil and gas industry. However, we also are branching into the water pipeline market.

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue
EQT Corporation	mIQroAware Mk0B	50.0%

Intellectual Property
Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
15901717	APPARATUS, SYSTEM, AND METHOD FOR MONITORING FLOW IN A PASSAGE	Patent protecting the mIQroAware system and the variable collection methodology	February 21, 2018		United States

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
mIQroTech, Inc	EQT Corporation	The mIQroAware beta license agreement allows our partners to gain access our technology set, hardware, software, and artificial intelligence, to create reports. It is understood that these systems are the property of mIQroTech, LLC. Mutual non-disclosure agreements are also signed.	November 9, 2020
mIQroTech, Inc	ScanLink Corporation	A mutual non-disclosure to access the ScanLink Corporation databases to accurately map	November 1, 2020

		pipelines, weld sites, and the like in accordance with their emerging products.	

The patent listed is currently pending.

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Communications	Federal Communications Commission	Unintentional Radiator Authorization		

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. Additionally, the Federal Communications Commission (the "FCC") regulates cable television and satellite operators and telecommunication providers, which could affect our networks indirectly. The FCC also regulates "Unintentional Radiators" as defined in Electronic Code of Federal Regulations Title 47 Chapter 1 Subchapter A Part 15 Subpart B, which makes getting authorization of our hardware design is required.

Litigation
None

Other
The Company's principal address is 660 Toftrees Ave., Condo #308, State College, PA 16803

The Company has the following additional addresses: 660 Toftrees Ave., Condo #308 State College, Pennsylvania 16803

The Company conducts business in Pennsylvania, Louisiana, Texas, and Kentucky.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Justin Stewart

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and Chief Operating Officer, August 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Oracle Database Administrator, Ciber Global; 2002 - August 2016

Education

Pennsylvania State University, BA, Management Science and Information Systems; 1994-1997 Oracle Certified Professional Database Administrator 8i/9i/10g Certified Oracle Instructor Oracle PL/SQL Program Units

---

Name

Meade Lewis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder and Chief Executive Officer, May 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Information Technology Officer, Advanced Upstream Solutions; May 2015 - August 2016 CITO of the gas engineering firm, managed the existing systems, as well as the development of hardware, software, and internet of things (IoT) technology. Focused on the augmentation of databased information, several projects to produce sensory and machine learning technology were completed. Nuclear based, densimeter technology was studied for replacement. Additionally, oversaw marketing and logistics such as serial number identification principles. Designing software packages for both internal and external use was common practice. Held this role for one full contract term. Information Technology Officer, Iron-Pro, LLC; December 2014 - March 2016 Solution development, technology maintenance, management, and budgeting were all completed. Responsible for industry renowned databases, software, security, and updating procedures were important. Achieving Google Partner status for the company gave the most up to date insights on emerging technologies and kept Iron-Pro on the cutting edge. In first year of the role, development and operating costs were cut by over 50% while increasing production and efficiency. Holding this position until the eventual sale of the company, projects and development completed significantly increased company value. Co-Founder/Software Guru, TCLabz; August 2014 - February 2016 Able to track healthcare, energy, security, and government data, an analytical database was built to be the primary source of income for the corporation. Connecting secure database communications gave TCLabz a huge name in data

collection and security. Offering a platform to seamlessly upload spreadsheet style files (.xml,.csv,.xlsx,.xlsm, and more), in addition to real time data feeds, allowed the customer to visualize their data. Leading the development of machine learning technology and Internet of Things (IoT) systems.

Education

Pennsylvania College of Technology (Penn State University Campus), Bachelor of Applied Science (B.A.Sc.), Pre-Physician Assistant; 2014   Independent Study, Artificial Intelligence (MIT 6.034); 2017   Independent Study, MBA in One Course: Prof. Chris Haroun (UC-1C0Q3D23); 2016   Grace Preparatory High School, State College, Pennsylvania — High School Diploma; 2012 Air Monitoring Instrumentation, Bucks County Community College; 2014   Incident Response to Terrorist Bombings, Bucks County Community College; 2014   Mass Decontamination: Mission Specific, Bucks County Community College; 2014   Terrorism Awareness Domestic Prep (TADP), Bucks County Community College; 2014   Emergency Vehicle Operations, Centre LifeLink; 2012

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Pennsylvania law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees in N/A.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	10,000,000
Voting Rights	Membership interests have the right to vote on board of directors as well as liquidation of the Company.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The membership interests have certain special voting rights, as set forth in the Company's current Operating Agreement.

Type of security	Convertible Notes
Amount outstanding	200,000
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Converts upon a $1,000,000 raise.

Type of security	Crowd SAFE SAFE (Simple Agreement for Future Equity)
Amount outstanding	220,000
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	May convert upon $1,000,000 raise or upon successful exit event of the company.

Securities issued pursuant to Regulation CF:

Type of security	Units of SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Ocean Capital
Amount outstanding	$50,000.00
Interest rate and payment schedule	2% interest
Amortization schedule	5 years
Describe any collateral or security	Converts into equity upon raise of $1,000,000 or more.
Maturity date	March 1, 2023
Other material terms	

The total amount of outstanding debt of the company is $50,000.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	220,000	$167,395.00	Research and Development, prototyping, marketing, and salaries	November 17, 2017	Regulation CF
Units of SAFE (Simple Agreement for Future Equity)				November 17, 2017	Regulation CF

Ownership
The Company is owned by two people as no notes have converted. Those people are Meade Lewis and Justin Stewart.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Meade Lewis	65.0%
Justin Stewart	35.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations
_____
The Company intends to achieve profitability in the next 6 months by finalizing development of our technology platform and marketing that to customers as well as invoicing current beta testers.

Liquidity and Capital Resources
On 11/17/2017 the Company conducted an offering pursuant to Regulation CF and raised $167,395.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Ocean Capital invested on behalf of their attached accelerator. Through an ECF, investors utilizing Republic had the opportunity to invest.

Capital Expenditures and Other Obligations
The Company intends to make the following material capital expenditures in the future:
We are currently using third-party manufacturing services as well as third-party schematic review services.

Material Changes and Other Information
We changed from a Pennsylvania registered LLC to a Delaware registered C Corporation

Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

OTHER INFORMATION

While attending University, Issuer's founder was charged with numerous charges related to an attempted ATM robbery by his university assigned roommates. Upon a showing that the charges were false and frivolous, founder was acquitted on all charged.

The Company has failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Meade Lewis
(Signature)

Meade Lewis
(Name)

Founder and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Meade Lewis
(Signature)

Meade Lewis
(Name)

Founder and Chief Executive Officer
(Title)

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

MIQROTECH, LLC

Unaudited Financial Statements for the Period from

May 4, 2016 (Inception) to December 31, 2017


MIQROTECH, LLC
BALANCE SHEET
As of December 31, 2017 and 2016
(Unaudited)


ASSETS	2017	2016
Current Assets:		
Cash and cash equivalents	$ 0	$ 0
Total Current Assets	0	0
TOTAL ASSETS	$ 0	$ 0
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Current Liabilities:		
Advances due to founder	$ 3,673	$ 883
Total Liabilities	3,673	883
TOTAL LIABILITIES	3,673	883
Members' Equity:		
Members' capital	0	0
Accumulated deficit	(3,673)	(883)
Total Members' Equity	(3,673)	(883)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 0	$ 0

MIQROTECH, LLC

STATEMENT OF OPERATIONS

For the Period from May 4, 2016 (Inception) to December 31, 2017

(Unaudited)

	2017	2016
Revenues, net	$ 0	$ 0
Operating Expenses:		
Sales and marketing	2,790	883
Total Operating Expenses	2,790	883
Net Loss	$ (2,790)	$ (883)


MIQROTECH, LLC
STATEMENT OF MEMBERS' EQUITY
For the Period from May 4, 2016 (Inception) to December 31, 2017
(Unaudited)


	Member Contributions	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance as of Inception	$0	$0	$0
Net Loss	0	(883)	(883)
Balance as of December 31, 2016	0	(883)	(883)
Net Loss	0	(2,790)	(2,790)
Balance as of December 31, 2017	$0	$(3,673)	$(3,673)

STATEMENT OF CASH FLOWS
For the Period from May 4, 2016 (Inception) to December 31, 2017
(Unaudited)

	2017	2016
Cash Flows From Operating Activities		
Net Loss	$(883)	$(883)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Decrease) Increase in accrued expenses	0	0
Net Cash Used In Operating Activities	(883)	(883)
Cash Flows From Investing Activities		
Purchase of property and equipment	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
Advances from founders	883	883
Issuance of membership units	0	0
Net Cash Provided By Financing Activities	883	883
Net Change In Cash and Cash Equivalents	0	0
Cash and Cash Equivalents at Beginning of Period	0	0
Cash and Cash Equivalents at End of Period	$0	$0
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0

MIQROTECH, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

miQroTech, LLC (which may be referred to as the "Company," "we," "us," or "our") was incorporated on May 4, 2016 ("Inception") in the state of Pennsylvania. The Company is headquartered in State College, Pennsylvania.

The Company is developing a proprietary and unique technology platform using sensors, circuits, and machine learning. When implemented and configured, the outcome is data captured. Stakeholders can then access the data and configure notifications to interpret, learn, and listen to the data.

Since Inception, the Company has relied on founder contributions to fund operating losses. As of December 31, 2017, the Company had zero working capital and will likely incur additional costs prior to generating consistent revenues. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation of the unaudited financial statements for the period presented have been included. The operating results for the period presented are not necessarily indicative of the results that may be expected for a full fiscal year.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

There are three levels of inputs that may be used to measure fair value:

- Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
- Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. Fair values were assumed to approximate carrying values because of their

short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.   The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the Company may maintain balances in excess of the federally insured limits. As of December 31, 2017, the Company had $0 of cash on hand.

Income Taxes

The LLC is a limited liability company and was structured as a disregarded entity for U.S. Federal, state and local income tax purposes. Accordingly, no provision for income taxes is made in the financial statements.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue is recognized through sales of tickets, merchandise or sponsorships.

Advertising

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 720, "Other Expenses," organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Technology Expenses

Technology expenses primarily consists of expenses incurred in developing the Company's website. In accordance with FASB ASC 350-50, "Website Development Costs," these costs were expensed as incurred.

Recent Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016.   The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)", that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 4 – MEMBERS' EQUITY

Change in Ownership of Membership Units

In October 2017, the Company issued 35% ownership to a second founder in exchange for expertise and services provided.

As of December 31, 2017, the Company was owned 100% by two individuals.

NOTE 5 – RELATED PARTY TRANSACTIONS

From time to time, the original founder has advanced funds to the Company. As of December 31, 2017, the founder had advanced $3,673 to the Company.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with,and does not know of any pending or threatening litigation against the Company or its founder.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the period from Inception through December 31, 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Completed Crowdfunded Offering

On January 27, 2018, the Company completed a crowdfunding offering of 164,165 SAFEs for net proceeds of approximately $155,000 (the "Crowdfunded Offering"). The Crowdfunded Offering was made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary was entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Upon an equity financing greater than $1,000,000 ("Qualified Equity Financing"), the securities are convertible at the option of the company, into CF Shadow Series Securities, which are securities identical to those issued as part of a Qualified Equity Financing except they do not have the right to vote except as required by law, they must vote in accordance with the majority of investors in such Qualified Equity Financing with respect to any required vote, and

they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the SAFEs in any future financing.

The SAFEs were offered with a discount rate of 18% and a valuation cap of $8,913,000.

Management's Evaluation

Management has evaluated subsequent events through November 3, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.